Exhibit 99.1

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892

Telephone: 972-3-694-8000 Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Security Exchange Commission	Tel Aviv Security Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding the End of Employment Relationship with an Executive Officer

Regulation 34(a) of the Securities Regulations (Immediate and Periodic Reports), 1970

1. Name: Gadi Cunia

ID Number: 024673261

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

2. The Position: Senior Executive Vice President and Chief Financial Officer.

3. Tenure:

Ending Date: October 01, 2012.

Beginning Date: April 08, 2010.

4. To the best of the Company’s knowledge the resignation does not involve circumstances that should be brought to the knowledge of the Company’s securities holders.

5. Way of Termination: Mutual Agreement.

6. The Executive Officer will not serve in any alternative position at the Company.

7. The Executive Officer will not be considered as an interested party after his retirement.

From the date of this report until the tenure ending date (as mentioned in clause 3 above) Mr. Cunia will continue to serve as Senior Executive Vice President and Chief Financial Officer.

The Company intends to appoint Mr. Gil Kotler as Senior Executive Vice President and Chief Financial Officer following the tenure ending date.